May 26, 2020

VIA EDGAR

Mr. David M. Plattner
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Taubman Centers, Inc.
Schedule 13E-3 filed by Taubman Centers, Inc., The Taubman Realty Group
Limited Partnership, Mr. Robert S. Taubman, Mr. William S. Taubman, Taubman
Ventures Group LLC, Simon Property Group, Inc., Simon Property Group, L.P.,
Silver Merger Sub 1, LLC, and Silver Merger Sub 2, LLC
Filed April 28, 2020
File No. 005-43095

Preliminary Proxy Statement on Schedule 14A
Filed April 28, 2020
File No. 001-11530

Dear Mr. Plattner:

On behalf of Taubman Centers, Inc. (“Taubman” or the “Company”), and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 22, 2020 (the “Comment Letter”) to (1) the Preliminary Proxy Statement on Schedule 14A (File No. 001-11530) filed by the Company (the “Proxy Statement”) and (2) the Schedule 13E-3 (File No. 005-43095) filed by the Company, The Taubman Realty Group Limited Partnership, Mr. Robert S. Taubman, Mr. William S. Taubman, Taubman Ventures Group LLC, Simon Property Group, Inc., Simon Property Group, L.P., Silver Merger Sub 1, LLC, and Silver Merger Sub 2, LLC (the “Schedule 13E-3”), each filed with the Commission on April 28, 2020, we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, the text of each comment from the Comment Letter is set forth below in bold, followed by the applicable response.  Capitalized terms not otherwise defined in this letter have the meanings given to them in the Proxy Statement.

Concurrently with this letter, the Company is filing an amendment to the Proxy Statement (“Amendment No. 1”).  In addition, the Company is also filing an amendment to the Schedule 13E-3 concurrently with this letter.

U.S. Securities and Exchange Commission
May 26, 2020

Page numbers referenced in the responses refer to page numbers in Amendment No. 1 as filed on EDGAR, unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A

Letter to Shareholders

1.
We note the disclosure here and elsewhere regarding the three voting approval thresholds that will need to be reached to approve the Merger Agreement Proposal. Please explain to us the reason for including the first threshold (the two-thirds threshold), which appears to, in effect, create an approval threshold similar to, but likely slightly higher than, the third threshold (the “majority-of-the-minority” threshold).

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the “first threshold” (i.e., the two-thirds threshold) is an approval required by the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and was thus included to ensure that the Merger Agreement Proposal was approved strictly in accordance with the Charter.  Pursuant to Article III, Section 2(b) of the Charter:

[a]ny action to be taken by the shareholders, other than the election of directors or adjourning a meeting, including, but not limited to, the approval of an amendment to these Amended and Restated Articles of Incorporation . . . shall be authorized if approved by the affirmative vote of two-thirds of the shares of Capital Stock entitled to vote thereon.

As of the date hereof, the shares of the Company’s Capital Stock entitled to vote on the merger agreement proposal include shares of Taubman common stock and shares of Taubman Series B preferred stock.  Therefore, we respectfully advise the Staff that the Charter requires that the Merger Agreement Proposal be approved by the holders of at least two-thirds of the outstanding shares of Taubman common stock and Taubman Series B preferred stock entitled to vote thereon (voting together as a single class).

Summary Term Sheet, page 1

2.
We note the various statements on page 4 and on pages 48-51 that each of the Taubman filing persons and each of the Simon parties “may be deemed” an affiliate of the Company. Please revise such statements to remove the uncertainty.

Response:

In response to the Staff’s comment, Taubman has revised the disclosure on pages 4, 48, 49 and 51 of Amendment No. 1.

U.S. Securities and Exchange Commission
May 26, 2020

Questions and Answers, page 12

3.	Please include the February 7 closing price in the answer at the top of page 14.

Response:

In response to the Staff’s comment, Taubman has provided the requested disclosure on page 14 of Amendment No. 1.

4.	In the answer at the bottom of page 15, please clarify, if true, that the possibility of the $46.6 million reduced termination fee being paid under the terms of the merger agreement has ceased.

Response:

In response to the Staff’s comment, Taubman has revised the disclosure on page 16 of Amendment No. 1.

Background of the Transactions, page 19

5.	On page 32, please disclose, if true, that in its January 24 revised draft of the merger agreement, Simon conceded the 3.0% figure for the post-go-shop termination fee.

Response:

In response to the Staff’s comment, Taubman has provided the requested disclosure on page 32 of Amendment No. 1.

6.
Please clarify, if true, that Simon’s January 24 counter-proposal with respect to “matching” rights consisted of a single match period, in contrast to the “two full ‘match’ right periods” included in Taubman’s January 23 proposal. Please also disclose the ultimate outcome of the negotiations with respect to the “matching” rights issue.

Response:

In response to the Staff’s comment, Taubman has revised the disclosure on page 32 of Amendment No. 1.

U.S. Securities and Exchange Commission
May 26, 2020

7.
Disclosure on page 32 indicates that on January 26, 2020, “representatives of Lazard reviewed with the Special Committee Lazard’s financial analyses of the potential transaction with Simon.” Please advise us as to whether these financial analyses were the same ones presented on January 22. If they were different, please file the presentation of such analyses as an exhibit to the Schedule 13E-3.

Response:

In response to the Staff’s comment, Taubman has revised the Schedule 13E-3 to file Lazard’s January 26, 2020 presentation materials as Exhibit (c)(7) to Amendment No. 1 to the Schedule 13E-3.

Reasons for the Transactions and Recommendation of the Special Committee and the Taubman Board, page 34

8.	Please disclose on page 37 that the termination fee values agreed on correspond to the 1.25% and 3.0% figures referred to previously.

Response:

In response to the Staff’s comment, Taubman has provided the requested disclosure on pages 9, 15, 16, 37, 39, 50, 53 and 94 of Amendment No. 1.

Opinion of Financial Advisor to the Special Committee, page 41

9.
Please explain why Lazard, as part of its comparable companies public trading analysis, calculated the trading price to FFO ratio on a five-year basis “for reference only” and did not provide an estimated implied price per share range on such basis.

Response:

In response to the Staff’s comment we respectfully advise the Staff that Lazard believes based on its professional judgment that the historical one-year and three-year FFO averages are the most relevant ratios to be considered, rather than the historical five-year FFO average.

10.
The first paragraph on page 48 indicates that there was one last preliminary presentation presented by Lazard to the Special Committee on February 9, prior to the final presentation of that same date. Please either file such presentation as an exhibit to the Schedule 13E-3, or clarify that there was no such presentation by revising the disclosure.

Response:

In response to the Staff’s comment we respectfully advise the Staff that the only presentation that Lazard presented to the Special Committee on February 9, 2020 was the final presentation, filed as Exhibit (c)(9) to Amendment No. 1 to the Schedule 13E-3, and that Taubman has revised the disclosure on page 48 of Amendment No. 1.

U.S. Securities and Exchange Commission
May 26, 2020

Certain Effects of the Transactions, page 54

11.	We note the reference on page 56 to “Exhibit A to the merger agreement.” Please include such exhibit in your amended filing.

Response:

In response to the Staff’s comment, Taubman has included Exhibit A to the merger agreement in Amendment No. 1.

Record Date and Quorum, page 75

12.
We note the disclosure regarding broker non-votes at the top of page 76. As broker nonvotes do not appear to be relevant in the context of this solicitation, please remove such disclosure, or otherwise advise.

Response:

In response to the Staff’s comment, Taubman has revised the disclosure on page 75 of Amendment No. 1.

Important Information Regarding Taubman Centers, Inc., page 109

13.
Please reconcile the statement on page 109 that “[e]ach of the Company’s directors and executive officers is a citizen of the United States” with the statement on page 113 that “Mr. Wright is not a U.S. citizen.”

Response:

In response to the Staff’s comment, Taubman has revised the disclosure on page 110 of Amendment No. 1.

Other Information Regarding the Simon Parties and the Taubman Filing Persons, page 124

14.
At the bottom of page 124, we note the statement that “[e]xcept as noted below, each of the individuals listed below is a citizen of the United States.” The disclosure that follows does not appear to indicate any exceptions. Please clarify.

Response:

In response to the Staff’s comment, Taubman has revised the disclosure on page 125 of Amendment No. 1.

U.S. Securities and Exchange Commission
May 26, 2020

Form of Proxy

15.	Please revise the description of Proposal 1 on the proxy card so that it reads correctly.

Response:

In response to the Staff’s comment, Taubman has revised the description of Proposal 1 on the proxy card.

*          *          *          *          *          *

U.S. Securities and Exchange Commission
May 26, 2020

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Adam Emmerich at Wachtell, Lipton, Rosen & Katz (212-403-1234 / aoemmerich@wlrk.com), Eric Schiele at Kirkland & Ellis LLP (212-446-4791 / eric.schiele@kirkland.com) or Joseph Aviv at Honigman LLP (248-556-8404 / javiv@honigman.com).

Very truly yours,

Joseph Aviv /s/ Joseph Aviv Honigman LLP	Adam O. Emmerich /s/ Adam O. Emmerich Wachtell, Lipton, Rosen & Katz	Eric L. Schiele /s/ Eric L. Schiele Kirkland & Ellis LLP

cc
Chris B. Heaphy, Taubman Centers, Inc.
Steven E. Fivel, Simon Property Group, Inc.
Michael P. Brueck, Kirkland & Ellis LLP
Marshall P. Shaffer, Kirkland & Ellis LLP
Michael Ben, Honigman LLP
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz
Mark D. Gerstein, Latham & Watkins LLP
Julian T. Kleindorfer, Latham & Watkins LLP
Jason Morelli, Latham & Watkins LLP
Robert B. Schumer, Paul, Weiss, Rifkind, Wharton & Garrison LLP
Michael Vogel, Paul, Weiss, Rifkind, Wharton & Garrison LLP